October 11, 2018

Albert Neupaver
Executive Chairman
Westinghouse Air Brake Technologies Corporation
1001 Air Brake Avenue
Wilmerding, PA 15148

       Re: Westinghouse Air Brake Technologies Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed August 8, 2018
           File No. 033-90866

Dear Mr. Neupaver:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure
cc:    Peter E. Devlin, Esq.